Exhibit 99.1

China Sunergy Announces First Quarter 2011 Financial Results
Exceeds guidance on gross margin and module ASP, and meets shipment guidance, despite industry slow-down

NANJING, China, May 23rd, 2011 - China Sunergy Co., Ltd. (Nasdaq: CSUN)  (“China Sunergy” or “The Company”), a specialized solar cell and module manufacturer, today announced its financial results for the first quarter ended March 31, 2011.  Results reported reflect the Company’s business transition at the end of last year, in which it moved from primarily selling solar cells to selling solar modules to end users.

First Quarter 2011 Financial Highlights

The Company acquired two module businesses in November 2010, CEEG (Shanghai) Solar Science & Technology Co. Ltd (“SST”) and CEEG (Nanjing) Renewable Energy Co. Ltd. (“NRE”), therefore Q1 2011 is not entirely comparable with either Q1 or Q4 2010, although comparisons are given to provide context.

•	Revenue increased to US$165.7 million, a 58.9% increase year-on-year over Q1 2010 but a slight decrease of 2.3% over Q4 2010.

•	Shipments in the first quarter totaled 98.0 MW, including 92.1 MW of solar modules, within the Company’s previous guidance.

•	Gross profit increased to US$17.8 million, an increase of 5.3% over Q1 2010 but decreasing 34.3% over Q4 2010.

•	Gross margin was 10.7%, higher than Company’s previous guidance of 9.0-10.5%. In-house gross margin related to modules produced with the Company’s in-house cells was 14.6%, within management guidance.

•	Average selling price (ASP) per watt for the Company’s solar modules was $1.74 per watt, versus guidance of $1.70 per watt.

•	Net income decreased 77.3% over Q4 2010 to US$3.5 million, primarily due to the quicker decrease in ASP in comparison to the fall in raw material costs during the period.

•
Net income per ADS was US$0.09 on both basic and diluted basis, compared to a net income of US$0.18 per ADS on both basic and diluted basis in the first quarter of 2010 and net income per ADS of US$0.38 on basic and US$0.37 on diluted basis in the fourth quarter of 2010.

•
Operating cash outflow in the first quarter was US$92.0 million, which can be explained in part by higher inventory levels due to slower than expected sales and by extended credit terms for certain long term customers. As of March 31, 2011, the Company had cash and cash equivalents of US$79.6 million.

Technological, Operational and Business Highlights in First Quarter

•
The integration of SST and NRE into China Sunergy has generally been smooth as a result of the similar corporate culture of these businesses, previously owned by affiliate company China Electric Equipment Group Co., Ltd.

•
The Company received certification under the British Microgeneration Certification Scheme (MCS), authorizing CSUN photovoltaic solar panels to be sold in the UK with the MCS approved product mark. MCS underpins UK government policies on low carbon emission and renewable onsite energy technologies.

Mr. Stephen Cai, CEO of China Sunergy, commented: “We take a long-term view of the industry. Although European demand was soft in the first quarter, there are many untapped and developing markets abroad, not to mention China’s eventual emergence as an end market.  We are preparing for the long-term by increasing in-house cell and module capacities, advancing our efficient-cell technology, and reducing our costs.  Despite current end demand softness and margin pressure faced by us and all our competitors, we are holding to our stated course of capacity expansion for high-efficiency, low-cost solar products.”

First Quarter 2011 Financial Results

Total Revenue and Shipments

For the first quarter of 2011, revenue amounted to US$165.7 million, a decrease of 2.3% over the fourth quarter of 2010. Revenue from module sales amounted to US$160.5 million and accounted for 96.9% of total revenue. Shipments for the first quarter were 98.0 MW, including 92.1 MW of solar modules.  Revenues were held back primarily by uncertainty over feed-in tariffs in Italy, which led to banks’ reluctance to release loans and project developers’ deferral of module purchases. Seasonality due to winter weather installation difficulty was also a factor. On the positive side, the company’s revenues reflect that it has largely transitioned from selling cells to selling modules.

Gross Profit and Gross Margin

Gross margin was 10.7% for the first quarter of 2011, compared to 16.0% for the fourth quarter of 2010, a drop that nevertheless beat the Company’s prior guidance.  Gross profit for the first quarter was US$17.8 million, representing a sequential decrease of 34.3%. Falling ASP levels and comparatively high raw material costs contributed to this decrease.

Average Selling Price

Blended module ASP during the first quarter was US$1.74 per watt, higher than the Company’s previous guidance of US$1.70 per watt.   ASP declined from US$1.93 per watt in the fourth quarter.

Costs

In the first quarter of 2011, blended wafer costs were US$0.92 per watt, representing a sequential decrease of 7.1%. The prices of polysilicon and wafers are expected to continue declining in the second quarter.  Non-silicon costs for cells and modules for the first quarter of 2011 were US$0.22 and US$0.31 per watt respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the first quarter of 2011 were US$8.5 million, compared to US$7.8 million in the fourth quarter of 2010.  It is not relevant to compare SG&A expenses to the prior quarter because the Company owned the two module businesses for only two months in the fourth quarter of 2010.

Operating expenses were US$9.8 million for the first quarter of 2011, representing 5.9% of net revenues, a reasonable level given the Company’s transition to a module business.

For the first quarter of 2011, income from operations was US$8.0 million and net income was US$3.5 million, representing sequential decreases of 56.4% and 77.3% respectively.

Inventory and Cash Flow

Inventories at the end of Q1 2011 reached US$124.1 million, a 71.6% increase over the end of 2010. The Company also experienced operating cash outflow of US$92.0 million.  These results were directly related to slower than expected sales in Italy.

Additional Company Updates Subsequent to Q1 2011

•
In April, the Company set up China Sunergy (U.S.) Clean Tech Inc in San Francisco, CA as its U.S. headquarters. San Francisco is not only a center for many world-leading solar companies, but the state of California also offers a positive environment for the set up of new businesses.

•
On May 16, one pilot line of “Quasar” cells went into production at China Sunergy’s Nanjing plant.  The  “Quasar” cell has so far demonstrated a highest efficiency rate of 18.58% and a batch average of 18.35%.  “Quasar” cell refers to a new kind of P-type cell produced on average P-type wafers, the structure of which should enable the cell to reach or exceed an average conversion efficiency rate of 19% versus our current standard P-type cell average of 17.81%.

Ongoing Disputes

•
Regarding the ongoing dispute with REC, China Sunergy had served a writ upon REC Wafer, claiming it is not a party to the contract between China Sunergy and the dissolved REC Sitech AS.  In July 2010, the Salten District Court in Norway ruled against China Sunergy in the case. The Company appealed the ruling in August 2010. An appeal hearing, originally scheduled for March 2011, will now be held in June 2011.

In parallel to the main dispute, the Supreme Court of Norway ruled on July 15, 2010 and overturned the Court of Appeal's order denying China Sunergy's injunction petition with regard to a US$50 million bank guarantee. The injunction petition was sent back to the Court of Appeal for a new ruling. The Court of Appeal decided that the injunction shall remain in force until the Court of Appeal has passed a judgment in the main case.

•
China Sunergy is a named defendant in three purported class actions filed in the United States District Court for the Southern District of New York. On September 29, 2008, the District Court appointed a lead plaintiff and consolidated the three cases.

On December 8, 2008, the lead plaintiff filed a consolidated amended complaint which purports to state class action claims against us in connection with our initial public offering and seeks unspecified damages. Specifically, the lead plaintiff alleges that the Company made false and misleading statements in our initial public offering registration statement and prospectus regarding, among other things, the procurement of polysilicon.

Several of the Company’s directors and officers, along with the investment banks that underwrote the initial public offering, are also named defendants in the cases. On January 26, 2009, the defendants filed a motion to dismiss the consolidated amended complaint.

Defendants’ motion remained outstanding when, on July 14, 2009, the parties reached an agreement in principle to settle the dispute in its entirety with an amount of $1.1 million. On May 12, 2011, the Court held that final hearing, and issued a final judgment for each of the three filed cases, dismissing each case with prejudice and approving the parties’ settlement and plan of allocation. The parties are currently working to implement that settlement. All payments pursuant to the settlement will be made by the Company’s insurers.

2011 Second Quarter Guidance

The Company believes that second quarter shipments will be 120-130 MW. The Company expects its gross margin for the second quarter of 2011 to be between 7.5% and 8.5%, with an in-house margin of 12-13%.

Conference Call

CSUN will host an earnings conference call on Monday, May 23, at 8:00 a.m. Eastern Time (Monday, May 23 at 8:00 p.m. Beijing/Hong Kong time).  The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:
United States toll-free:	+1.866.730.5764
International:	+1.857.350.1588
China:	+86.400.881.1629 / +86.400.881.1630
Hong Kong:	+852.3002.1672
Singapore:	+65. 6823.2164

Please ask to be connected to Q1 2011 China Sunergy Co., Ltd Earnings Conference Call and provide the following passcode: 9562 1729.

China Sunergy will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:
United States toll-free:	+1.888.286.8010
International:	+1.617.801.6888

The passcode for replay participants is: 8641 8805.The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong	Hong Kong
Ginny Wilmerding	Annie Choi
Phone: + 852 3512 5000	Phone: + 852 3512 5000
Email: csun@brunswickgroup.com	Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$ ’000, except share and per share data)

	For the 3 months ended
	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010

Sales to third parties	159,231	114,082	64,282
Sales to related parties	6,424	55,478	40,005
Total sales	165,655	169,560	104,287
Cost of goods sold	(147,886)	(142,451)	(87,410)
Gross profit	17,769	27,109	16,877
Operating expenses:
Selling expenses	(3,427)	(2,655)	(590)
General and administrative expenses	(5,099)	(5,168)	(5,253)
Research and development expenses	(1,264)	(987)	(724)
Total operating expenses	(9,790)	(8,810)	(6,567)
Income from operations	7,979	18,299	10,310
Interest expense	(3,220)	(2,619)	(2,161)
Interest income	528	428	195
Other income/(expenses), net	4,670	(1,473)	(1,426)
Changes in fair value of derivatives	(5,713)	1,294	1,442
Income before income tax	4,244	15,929	8,360
Income tax expense	(743)	(516)	(1,254)

Net income	3,501	15,413	7,106

Net income per ADS
Basic	$0.09	$0.38	$0.18
Diluted	$0.09	$0.37	$0.18

Weighted average ADS outstanding
Basic	40,116,876	40,116,876	40,011,809
Diluted	40,117,760	43,694,111	43,589,044

China Sunergy Co., Ltd
Unaudited Condensed Consolidated Balance Sheet Information
(In US$ ’000, except share and per share data)

	Mar 31, 2011	Dec 31, 2010
Assets
Current Assets
Cash and cash equivalents	79,618	106,468
Restricted cash	82,338	84,988
Accounts receivable, net	156,255	65,581
Other receivable, net	36,712	22,775
Inventories, net	124,138	72,335
Advance to suppliers, net	13,524	8,503
Amount due from related parties	34,292	42,578
Current deferred tax assets	4,286	3,941
Other current assets	-	428
Total current assets	531,163	407,597
Property, plant and equipment, net	116,561	111,629
Prepaid land use rights	10,977	11,042
Deferred tax assets	3,118	3,118
Intangible assets	6,954	7,626
Goodwill	14,807	14,806
Restricted cash-collateral account	18,256	18,522
Other long-term assets	3,459	3,739
Total assets	705,295	578,079
Liabilities and equity
Current liabilities
Short-term bank borrowings	209,219	139,530
Accounts payable	97,641	51,646
Notes payable	23,167	31,634
Accrued expenses and other current liabilities	23,351	14,287
Amount due to related parties	11,229	2,463
Income tax payable	4,266	6,162
Current defered tax libility	464	654
Total current liabilities	369,337	246,376
Collateral account payable	18,256	18,522
Convertible bond payable	44,000	44,000
Long-term debt	30,505	30,199
Accrued warranty costs	9,986	8,631
Other liabilities	3,491	3,542
Total liabilities	475,575	351,270

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of March 31, 2011 and December 31, 2010.	27	27
Additional paid-in capital	185,501	185,475
Accumulated profit	16,787	13,286
Accumulated other comprehensive income	27,405	28,021
Total equity	229,720	226,809
Total liabilities and equity	705,295	578,079